Expense Limitation Agreement

December 15, 2017

Griffin Institutional Access Real Estate Fund

Griffin Capital Plaza

1520 Grand Avenue

El Segundo, CA 90245

Dear Board Members:

You have engaged us to act as the investment adviser to the Griffin Institutional Access Real Estate Fund (the “Trust” or the “Fund”), pursuant to a Management Agreement dated as of May 12, 2014 (“Management Agreement”).

We agree to continue the Expense Limitation Agreement dated February 21, 2017 until at least February 1, 2019, subject to the consideration and approval of the Management Agreement at the Trust’s annual meeting. Pursuant to this extension of the Expense Limitation Agreement, we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto.

Additionally, the Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Board of Trustees of the Fund (the “Board”) and by Griffin Capital Advisor, LLC (the “Adviser”). Furthermore, the Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Board, on written notice to the Adviser. The Expense Limitation Agreement will automatically terminate with respect to the Fund if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for the Fund (except that the Adviser shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of Griffin Capital, LLC). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by us is subject to repayment by the Fund within three years in which the expenses were occurred (provided the Adviser continues to serve as investment adviser to the Fund), if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

Griffin Capital Advisor, LLC

By: /s/ Kevin Shields

Name: Kevin Shields

Title: Chief Executive Officer

Date: December 15, 2017

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

GRIFFIN INSTITUTIONAL ACCESS REAL ESTATE FUND

By: /s/ Randy Anderson

Name: Randy Anderson

Title: Chairman

Date: December 15, 2017

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
Griffin Institutional Access Real Estate Fund – Class A	1.91%
Griffin Institutional Access Real Estate Fund – Class C	2.66%
Griffin Institutional Access Real Estate Fund – Class I	1.66%
Griffin Institutional Access Real Estate Fund – Class M	2.41%
Griffin Institutional Access Real Estate Fund – Class L	2.16%